Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January 16, 2007

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.

N E W S  R E L E A S E

Recommended cash offer for Gallaher by JTI (UK) (a wholly-owned subsidiary of JT)

Intended date of posting of Scheme Document

Further to the announcement of a recommended cash offer for Gallaher on Friday 15 December 2006, Gallaher and JT announce that it is intended that the Scheme Document will be posted on Friday 19 January 2007. The Panel has given its consent to the Scheme Document being posted on this date.

Capitalised terms used but not defined in this announcement have the same meanings as set out in the announcement dated 15 December 2006.

15 January 2007

This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful. The Offer is made solely by means of the Scheme Document and the accompanying scheme documentation, which contain the full terms and conditions of the Offer.

Dresdner Kleinwort and Greenhill are acting exclusively for Gallaher and for no-one else in connection with the Offer and will not be responsible to anyone other than Gallaher for providing the protections afforded to clients of Dresdner Kleinwort and Greenhill or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Gallaher in connection with the Offer and is not acting for any other person in relation to the Offer and will not be responsible to anyone other than Gallaher for providing the protections afforded to clients of Goldman Sachs International, nor for providing advice in relation to the Offer or any other matters referred to in this announcement.

Merrill Lynch is acting exclusively for JT and JTI (UK) in connection with the Offer and no-one else and will not be responsible to anyone other than JT and JTI(UK) for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any other matters referred to in this document.

REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: January 16, 2007	Title:	Programme Manager, Investor Relations